06006242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25357

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Crestview Securities, Inc.

OFFICIAL USE ONLY
08445
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

431 Post Road East, Suite One
(No. and Street)

Westport	CT	06880-4403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Norman M. Marland (203) 222-0333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lye & Lye, P.C.
(Name – *if individual, state last, first, middle name*)

One Evergreen Avenue	Hamden	CT	06518
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 14 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 06 2006
WASH. D.C.
185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

6/13/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Norman M. Marland, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Crestview Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Norman M. Marland
Signature

President
Title

Marshall L. Michelson
Notary Public

MARSHALL L. MICHELSON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X (o) Independent Auditor's Report on Internal Accounting Control.
(p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Futures Accounts Pursuant to Rule 17a-5.

CRESTVIEW SECURITIES, INC.
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

TABLE OF CONTENTS

Lye & Lye, P.C.
Certified Public Accountants

Leonard F. Lye, II
Ruth R. Lye

One Evergreen Avenue
Hamden, CT 06518

Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

INDEPENDENT AUDITOR'S REPORT

Mr. Norman M. Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

We have audited the accompanying statement of financial condition of Crestview Securities, Inc. (a Subchapter S Corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Crestview Securities, Inc. at December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lye & Lye, P.C.
Lye & Lye, P.C.
Hamden, Connecticut
February 24, 2006

CRESTVIEW SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2005

ASSETS

Current Assets:		
Cash	$	106,856
Cash Segregated under Federal and other Regulations		11
Commissions Receivable		5,945
TOTAL ASSETS	$	112,812

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Accounts Payable	$	4,450
Accrued Taxes		500
Total Current Liabilities		4,950
Stockholder's Equity:		
Common Stock, par value $.10, 5,000 shares authorized, 1,100 shares outstanding		110
Capital in Excess of Par		23,140
Retained Earnings		84,612
Total Stockholder's Equity		107,862
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	112,812

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		
Commission Income	$	165,276
Interest & Dividends		28
TOTAL INCOME		165,304
EXPENSES		
Commission Expense		52,000
Rent		9,970
Regulatory Fees		4,908
Professional Fees		5,550
Utilities		4,335
Business Entity Tax		250
Insurance		1,006
Office Supplies		1,106
Seminars		165
Bank Fees		42
TOTAL EXPENSES		79,332
INCOME BEFORE STATE INCOME TAXES		85,972
STATE INCOME TAXES		500
NET INCOME	$	85,472

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock	Capital in Excess of Par	Retained Earnings	Total
Balance, January 1, 2005	$ 110	$ 23,140	$ 94,140	$ 117,390
Net Income			85,472	85,472
Distribution to Shareholder			(95,000)	(95,000)
Balance, December 31, 2005	$ 110	$ 23,140	$ 84,612	$ 107,862

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 85,472
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in commissions receivable	5,378
Increase in accounts payable	425
Increase in accrued taxes	500
NET CASH PROVIDED BY OPERATING ACTIVITIES	91,775
CASH FLOWS FROM FINANCING ACTIVITES	
Distribution to shareholder	(95,000)
NET CASH USED BY FINANCING ACTIVITIES	(95,000)
NET DECREASE IN CASH	(3,225)
CASH AT BEGINNING OF YEAR	110,092
CASH AT END OF YEAR	$ 106,867

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

State Income Taxes Paid	$ - 0 -
Interest Paid	$ - 0 -

See Accompanying Notes to Financial Statements.

CRESTVIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2005

1. Summary of Significant Accounting Policies

Accounting Basis
The books and records of the Company are kept on the accrual basis for financial reporting and income tax purposes. The accompanying financial statements represent the transactions of the Company for the year ended December 31, 2005.

Cash Flows
For purposes of the statement of cash flows, the Company considers cash to consist of cash on hand, undeposited checks, and balance in correspondent bank account adjusted for reconciling items. The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2005.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2. Concentration of Credit Risk

Cash Balance
The Company maintains its cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company had cash balances in excess of $100,000 FDIC limits as of December 31, 2005. The Company has not experienced any losses in such accounts. The Company believes they are not exposed to any significant credit risk.

Activity
The Company sells shares in investment companies, private placements of stocks, bonds and limited partnerships and other investment products to customers in various states throughout the country in which counterparties primarily include private investment firms. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. Commissions earned from the investment company are received within one month.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $101,917, which was $96,917 in excess of its required net capital of $5,000. The Company's net capital ratio was .0486 to 1.

4. Cash Segregated Under Federal and Other Regulations

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The Company claims exemption from Rule 15c3-3 based upon Section 15c3-3(k)(2)(A). The Company maintains a "Special Account for the Exclusive Benefit of Customers".

5. Income Taxes

The Company has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision of liability for Federal income taxes has been included in the financial statements.

The state income tax provision relates to income taxes due in certain states which do not recognize the Company's "S" corporation status or which have minimum tax amounts. The income tax provision for the year ended December 31, 2005 consists of New Jersey income taxes payable in the amount of $500.

No audits by the Internal Revenue Service or State Tax Agencies have been conducted since the Company's inception.

6. Related Party Transactions

The Company pays commissions to Norman M. Marland, the Company's sole shareholder and president. During the year ended December 31, 2005, he was paid $52,000, which is included in commissions expense on the statement of income.

7. Operating Lease

The Company occupies office facilities, which are leased by the president and sole shareholder, Norman M. Marland. The lease agreement, which expires in May 2007, requires a monthly rent of $1,000. Although the Company is not legally bound under the lease, the Company paid $9,970, as it's share of the rent, during the year, which is included as rent expense on the income statement.

SUPPLEMENTARY INFORMATION

SCHEDULE I

CRESTVIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

Net Capital	
Stockholder's Equity	$ 107,862
Deductions:	
Non-Allowable Assets:	
Commissions Receivable	5,945
Net Capital December 31, 2005	$ 101,917
Aggregate Indebtedness	
Items Included in Statement of Financial Condition:	
Accounts Payable and other Accrued Expenses	$ 4,950
Total Aggregate Indebtedness	$ 4,950
Computation of Basic Net Capital Requirement	
Minimum Net Capital Requirement	$ 5,000
Excess Net Capital	$ 96,917
Excess Net Capital at 1000 Percent	$ 101,422
Ratio of Aggregate Indebtedness to Net Capital	.0486 : 1

See Accompanying Notes and Accountant's Report.

Lye & Lye, P.C.
Certified Public Accountants

Leonard F. Lye, II
Ruth R. Lye

One Evergreen Avenue
Hamden, CT 06518

Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

Schedule II

CRESTVIEW SECURITIES, INC.
AUDITOR'S STATEMENT ON NET CAPITAL

Mr. Norman Marland, President
Crestview Securities Inc.
431 Post Road East
Westport, CT 06880

Dear Mr. Marland,

No material differences exist between the audited and unaudited computations submitted by the Corporation of net capital and aggregate indebtedness pursuant to the Securities and Exchange Commission Rule 15c3-1 as of December 31, 2005.

Lye & Lye, P.C.

Lye & Lye, P.C.
Hamden, Connecticut
February 24, 2006

L&L PC

Lye & Lye, P.C.
Certified Public Accountants

Leonard F. Lye, II
Ruth R. Lye

One Evergreen Avenue
Hamden, CT 06518

Phone: (203) 281-3231
Fax: (203) 230-0174
Email: lyecpas@snet.net

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker - Dealer Claiming an Exemption
From SEC Rule 15c3-3

Mr. Norman Marland, President
Crestview Securities, Inc.
431 Post Road East
Westport, CT 06880

In planning and performing our audit of the financial statements and supplemental schedules of Crestview Securities, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lye & Lye, P.C.

Lye & Lye, P.C.
Hamden, Connecticut
February 24, 2006